[redacted]

BP 2/26

10026165

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 18 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68095

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 Gateway Blvd.
(No. and Street)

Boynton Beach	FL	33426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alvaro Pereyra (513) 226-3976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 2/1

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercor Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE A PADILLA
MY COMMISSION # DD604724
EXPIRES: Oct. 12, 2010
(407) 398-0153 Florida Notary Service.com

Signature

Manager & Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member and Board of Director of:
Mercor Securities, LLC

We have audited the accompanying statement of financial condition of Mercor Securities, LLC as of December 31, 2009 and the related statement of operations, statement of changes in member equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercor Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 9, 2010

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

MERCOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets	
Cash	$4,899
Receivable from clearing broker	387
Prepaid expenses	826
Total Current Assets	6,112
Deposit with clearing organization	50,000
Total Assets	$56,113

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable and accrued expenses	$5,100
Due to Parent Company	15,158
Total Current Liabilities	20,258
MEMBER'S EQUITY	
Member Capital	$85,594
Accumulated Deficit	(49,739)
Total Member's Equity	35,855
Total Liabilities and Member's Equity	$56,113

The accompanying notes are an integral part of these financial statements

MERCOR SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$625
Total revenues	625
Operating Expenses	
Employee compensation and benefits	8,325
Professional fees	13,135
Clearing and execution	229
Communications	216
Occupancy	1,707
Other operating expenses	12,181
Total operating expenses	35,793
Net loss	($35,168)

The accompanying notes are an integral part of these financial statements

MERCOR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member Capital	Accumulated Deficit	Total
Balance, December 31, 2008	$ 50,000	$ (14,571)	$ 35,429
Contributed Capital	35,594	-	35,594
Distributions	-	-	-
Net loss, 2009	-	(35,168)	(35,168)
Balance, December 31, 2009	$ 85,594	$ (49,739)	$ 35,855

The accompanying notes are an integral part of these financial statements

MERCOR SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	($35,168)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets and liabilities:	
Clearing deposit	(50,000)
Due from clearing broker	(387)
Prepaid expenses	4,393
Intercompany payable	(4,449)
Accounts payable and accrued expenses	(1,150)
Net cash used in operating activities	(86,761)
Cash flows from financing activities:	
Capital contributions	35,594
Net cash provided by financing activities	35,594
Net decrease in cash	($51,167)
Cash at beginning of year	$56,066
Cash at end of year	$4,899
Supplemental disclosure of cash flow information:	
Interest paid in 2009	$0
Taxes paid in 2009	$0

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

Mercor Securities LLC (the "Company", "we", "us", "our") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Mercor Financial Group Inc. ("MFG").

The Company executes principal and agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Accounts Receivable:

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Property and Equipment:

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Income Taxes:
As a single member, LLC owned by Mercor Financial Group, Inc. the Company is a disregarded entity for federal and state income tax purposes and thus its taxable income or loss is included with Mercor Financial Group, Inc. Further, Mercor Financial Group, Inc. is a 100% owned Subsidiary of Mercor Holding, Inc. and thus files consolidated federal and state income tax returns. Should the consolidated group owe taxes in the future, the financial statements for the LLC will record federal income tax expenses for the LLC's proportionate share of the taxable income for such year.

Revenue Recognition:
The Company derives commission revenues from customer transactions in stock, mutual funds and fixed income products. Commission and revenues and related brokerage and clearing costs are recognized on a trade-date basis.

Fair Value of Financial Instruments:
The carrying amounts of the Company's financial assets, including cash, accounts receivable and of certain financial liabilities (accounts payable, accounts payable - related parties and accrued expenses), approximate fair value because of their short maturities.

Use of Estimates:
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the clients' securities and cash balances.

These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing broker.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2009, the Company did not have property or equipment. Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

NOTE 5 - INCOME TAXES

The consolidated and combined entities did not owe any federal or state income taxes for fiscal years 2009 or 2008, and thus no federal or state income tax expense has been recorded in the accompanying financial statements.

NOTE 6 - 401(k) PLAN

The Company does not offer a 401(k) retirement plan.

NOTE 7 - RELATED PARTY TRANSACTIONS

Due to Parent Company:
As of December 31, 2009, the Company had an intercompany payable obligation due to Mercor Financial Group ("MFG"), its parent, in the amount of $15,158. MFG invoices the Company on a monthly basis for the expenses incurred on behalf of the broker dealer. The outstanding balance is reflected in the Due to Parent Company account. Additionally, the Company re-paid $17,793 to the Parent Company during fiscal 2009.

Employment Agreements:
In August 2009, the Company's parent MFG entered into an employment agreement with the Company's Manager. Under the agreement, the payments of the Manager's salary shall be deferred until sufficient cash reserves are available in addition to the funds necessary to meet trade payables and debt payments. The Company recorded compensation expense of $7,500 in 2009 relating to this agreement.

NOTE 8 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2009. As of December 31, 2009, there were no cash equivalent balances held in corporate money market funds that are not insured.

The Company has been funded by its sole member since inception. The loss of funding from the member could have adverse effects on the Company.

NOTE 9 - COMMITMENTS AND CONTINGINCIES

Legal Matters:
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2009, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 10 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $35,029, which exceeded its requirement of $5,000 by $30,029. The ratio of aggregate indebtedness to net capital was 0.58 to 1.

NOTE 11 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2010, the date the financial statements were issued.

MERCOR SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

MERCOR SECURITIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Net capital:		
Member's equity		$35,855
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	826	
Total nonallowable assets	826	
Net capital before haircuts on securities positions:		35,029
Haircuts on securities positions		0
Total haircuts		0
Net capital		$35,029
Computation of basic net capital requirement:		
The greater of $5,000 or 6.67% of aggregate indebtedness of $20,258		$5,000
Excess net capital		$30,029
Aggregate indebtedness:		
Accounts payable and accrued expenses		$5,100
Due to Parent Company		15,158
Total aggregate indebtedness:		$20,258
Ratio: Aggregate indebtedness to net capital		0.58 to 1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II filing.

MERCOR SECURITIES, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17-a-5
DECEMBER 31, 2009

Mercor Securities, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Member and Board of Director of:
Mercor Securities, LLC

In planning and performing our audit of the financial statements of Mercor Securities, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 9, 2010

MERCOR SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

MERCOR SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS